Exhibit (n)(3)

Consent of Duff & Phelps, LLC

     We hereby consent to the use of our name in the Registration Statement on Form N-2 of Triangle Capital Corporation (File No. 333-199102). By giving such consent we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in the Securities Act of 1933, as amended, or that we come within the category of persons whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission adopted or promulgated thereunder. The board of directors of Triangle Capital Corporation is ultimately and solely responsible for the determination of fair value in good faith.

/s/ Duff & Phelps, LLC

December 4, 2014